Proxy Voting Information

A special meeting of Members of Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC was held on August 7, 2009 at One Bryant Park, New York, New York 10036.  The meeting was held to elect Alan Brott, John C. Hover II, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin as members of the Board.

Each of the nominees, Alan Brott, John C. Hover II, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin, was elected as a member of the Board by a plurality of votes.